August 23, 2005

Room 4561

Michael F. Schmidt
Chief Financial Officer
Autobytel Inc.
18872 MacArthur Boulevard
Irvine, California 92612

Re:	Autobytel Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and
June 30, 2005
	File No. 000-15264

Dear Mr. Schmidt:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 2. Summary of Significant Accounting Policies

Accounts Receivables, Net of Allowance for Bad Debts and Customer
Credits, page F-17

1. With regards to the credits given to customers for services that do not meet the customer`s requirements we would like to better understand the nature of and accounting for these credits. Please tell us the following:
* How the Company determines that customer requirements will not be met and that an accrual would be necessary. Explain to us how the amount of future credits can be reasonably estimated.
* The nature of the requirements and whether these requirements represent either acceptance criteria implicit or explicit in the customer arrangement or whether these credits are similar to a warranty provision.
* How the credits are utilized, whether or not they expire and your policy with regards to when and if it is appropriate to reverse the accrual into revenue.
* Provide us with an analysis of the credits granted in the past. Tell us how your utilized credits have compared to your estimated allowances.

Revenue Recognition, page F-19

2. With regards to your multiple element arrangements, please address the following in your response:
* tell us what elements are included within these arrangements
* how you identified the separate units of accounting
* how you allocated revenue and determined the relative fair value of each of the identified elements
* the reasons for the inappropriate recognition of revenue on these types of arrangements during fiscal years 2002 and 2003

Note 3. Restatement, page F-26

3. We note that you recorded commission expense during 2002 and 2003.
Tell us the nature of this commission expense and how you account for this expense. Further explain the nature of the commission expense adjustment that was included in the restatement.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Rocha at (202) 551-3854 or Marc
Thomas,
Senior Accountant at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Craig Wilson
Senior Assistant Chief Accountant


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Michael F. Schmidt
Autobytel Inc.
August 23, 2005
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